Filed pursuant to Rule 433
Registration Nos. 333-186439,
333-186018, 333-175503, 333-174640
333-178972, 333-180179, 333-176302
333-182448 and 333-176370.

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The first exchange traded product to provide pure exposure to the Singapore Dollar

Currency investors now have access to a new currency investment with the launch of the new CurrencyShares® Singapore Dollar Trust (NYSE Arca: FXSG)—the industry’s first Singapore Dollar exchange traded product.

Singapore is sometimes called the “Swizterland of Asia” due to its historical stability and strong economy amoung Asian countries. Through CurrencyShares® Singapore Dollar Trust (FXSG), investors now have an opportunity to capitalize on the Singapore economy.

With a nine product line-up, CurrencyShares® offers you the industry’s largest line-up of currency exchange traded products. The unique CurrencyShares® structure provides pure exposure to the Singapore Dollar in the form of Singapore Dollar deposits in JP Morgan Chase Bank N.A., London Branch.

Why CurrencyShares® may make sense for a portfolio
— Directly holds a specific foreign currency, not derivative instruments
— Potential to benefit from the growth of the major economies around the world
— Currencies may help increase a portfolio’s overall diversification¹
— May help serve as a hedge against currency swings
Sincerely,
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Review our complete line-up of CurrencyShares® exchange traded products:
CurrencyShares®	CurrencyShares®
Australian Dollar Trust (FXA)	Chinese Renminbi Trust (FXCH)
CurrencyShares® Euro (FXE)	CurrencyShares®
British Pound Sterling Trust (FXB)
CurrencyShares®	CurrencyShares®
Canadian Dollar Trust (FXC)	Japanese Yen Trust (FXY)
CurrencyShares®	CurrencyShares®
Swiss Franc Trust (FXF)	Swedish Krona Trust (FXS)

¹ Diversification neither assures a profit nor eliminates the risk of experiencing investment losses.

This information must be accompanied by a current CurrencyShares® Singapore Dollar Trust prospectus. Please read the prospectus carefully before investing. The CurrencyShares® Singapore Dollar Trust is not an investment company registered under the Investment Company Act of 1940.

Registration statements relating to CurrencyShares® Australian Dollar Trust, CurrencyShares®

British Pound Sterling Trust, CurrencyShares® Canadian Dollar Trust, CurrencyShares® Chinese Renminbi Trust, CurrencyShares® Euro Trust, CurrencyShares® Japanese Yen Trust, CurrencyShares® Singapore Dollar Trust, CurrencyShares® Swedish Krona Trust and CurrencyShares® Swiss Franc Trust have been filed with and declared effective by the Securities and Exchange Commission. This notice shall not constitute an offer to sell nor a solicitation of an offer to buy CurrencyShares, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such state or jurisdiction. The offering of these securities will be made only by means of a prospectus. A copy of the final prospectus related to these securities may be obtained for free by visiting EDGAR on the SEC web site at www.sec.gov or by contacting: Guggenheim Investments, 805 King Farm Boulevard, Suite 600, Rockville, MD 20850 (800.820.0888).

CurrencyShares® are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the shares of each CurrencyShares® Trust relates directly to the value of the foreign currency held by the particular Trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares® Trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. The prospectus pertaining to each product contains this and other information about the product. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the purchasers or sellers may have to pay brokerage commissions in connection with the transaction. Investment returns and principal value will fluctuate so that shares may be worth more or less than original cost. Shares may only be redeemed directly from the Trust by Authorized Participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The CurrencyShares® Trusts are not investment companies registered under the Investment Company Act of 1940.

Guggenheim Specialized Products, LLC (GSP), the sponsor for the CurrencyShares® Trusts, is a wholly owned subsidiary of Security Investors, LLC (SI). Guggenheim Investments, which includes Security Investors, LLC, represents the investment management businesses of Guggenheim Partners, LLC (GP). Guggenheim Distributors, LLC, the distributor of each CurrencyShares® Trust is affiliated with GSP, SI and GP.

For financial professional use only. Do not distribute to the public.